# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Micware Co., Ltd., CIK 0002083526
CUSIP: 59490A100
Title of class of securities: American Depositary Shares, each representing one ordinary share
Address of issuer's principal executive offices: Kobe Asahi Building 25th Floor, 59 Naniwa-machi, Chuo-ku, Kobe, Japan (M0), 650-0035
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002144908

## Reporting persons
- O-WELL Corp: type of reporting person: corporation (CO); citizenship or place of organization: Japan (M0); sole voting power 2,304,430; shared voting power 1,390,593; sole dispositive power 2,304,430; shared dispositive power 1,390,593; aggregate amount beneficially owned 3,695,023 (6.2% of the class)
  Comment: Note to Rows 5 and 7: Represents 2,224,430 ordinary shares and 80,000 American Depositary Shares, each representing one ordinary share, held by O-WELL CORPORATION, as of June 30, 2026.
  
  Note to Rows 6 and 8: Represents 1,190,540 ordinary shares and 200,053 American Depositary Shares, each representing one ordinary share, held by Uni Electronics Inc., a wholly-owned subsidiary of O-WELL CORPORATION, as of June 30, 2026.
  
  Note to Row 11: Percentage of class is calculated based on 59,419,414 ordinary shares outstanding as of June 30, 2026.
- Uni Electronics, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Japan (M0); sole voting power 0; shared voting power 1,390,593; sole dispositive power 0; shared dispositive power 1,390,593; aggregate amount beneficially owned 1,390,593 (2.3% of the class)
  Comment: Note to Rows 6 and 8: Represents 1,190,540 ordinary shares and 200,053 American Depositary Shares, each representing one ordinary share, held by Uni Electronics Inc., a wholly-owned subsidiary of O-WELL CORPORATION, as of June 30, 2026.
  
  Note to Row 11: Percentage of class is calculated based on 59,419,414 ordinary shares outstanding as of June 30, 2026.

## Item 1. Issuer
Name of issuer: Micware Co., Ltd.
Address of issuer's principal executive offices: Kobe Asahi Building 25th Floor, 59 Naniwa-machi, Chuo-ku, Kobe, Hyogo 650-0035

## Item 2. Person Filing
Name of person filing:
O-WELL CORPORATION

Uni Electronics, Inc.
Address of principal business office or, if none, residence:
The principal business office of O-WELL CORPORATION is 5-13-9 Mitejima, Nishiyodogawa-ku, Osaka 555-0012, Japan.

The principal business office of Uni Electronics Inc. is 3-6-17 Kitashinagawa, Shinagawa-ku, Tokyo, 140-0001, Japan.
Citizenship:
O-WELL CORPORATION: Japan

Uni Electronics, Inc.: Japan

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information requested in these paragraphs is incorporated herein by reference to the cover pages to this Schedule 13G.
Percent of class: The information requested in these paragraphs is incorporated herein by reference to the cover pages to this Schedule 13G.
Sole power to vote or to direct the vote: The information requested in these paragraphs is incorporated herein by reference to the cover pages to this Schedule 13G.
Shared power to vote or to direct the vote: The information requested in these paragraphs is incorporated herein by reference to the cover pages to this Schedule 13G.
Sole power to dispose or to direct the disposition: The information requested in these paragraphs is incorporated herein by reference to the cover pages to this Schedule 13G.
Shared power to dispose or to direct the disposition: The information requested in these paragraphs is incorporated herein by reference to the cover pages to this Schedule 13G.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 Joint Filing Agreement

## Signatures
- O-WELL Corp: /s/ Makiko Yamada, Makiko Yamada/Executive Officer (08/03/2026)
- Uni Electronics, Inc.: /s/ Naoki Ohtsu, Naoki Ohtsu/Managing Director (08/03/2026)